April 24, 2008

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

RE:	UGI Corporation
Form 10-K for Fiscal Year Ended September 30, 2007
Filed November 29, 2007
Form 10-Q for the Fiscal Quarter Ended December 31, 2007
Filed February 8, 2008
Definitive Proxy Statement on Schedule 14A
Filed December 18, 2007
Form 8-K Filed November 14, 2007
File No. 1-11071

Dear Mr. Owings:

This letter is submitted by UGI Corporation. (the “Company”) to supplement the previous responses submitted by our counsel, Linda L. Griggs, dated April 16, 2008 and March 27, 2008 to the comments included in your letters dated April 3, 2008 and March 10, 2008 regarding the Company’s above-referenced filings.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

UGI CORPORATION

By: /s/ Peter Kelly
Peter Kelly
Vice President – Finance and
Chief Financial Officer

cc.	Lon R.Greenberg Richard R. Eynon Linda L. Griggs, Morgan Lewis & Bockius LLP Barry J. Misthal, PricewaterhouseCoopers LLP

460 NORTH GULPH ROAD, KING OF PRUSSIA, PA 19406